[NeurogesX letterhead]

October 15, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant
Michael Rosenthall

Re:	NeurogesX, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarter Ended June 30, 2010 Definitive Proxy Statement on Schedule 14A Filed April 20, 2010 File No. 001-33438

Dear Mr. Rosenberg:

NeurogesX, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 27, 2010 (the “Staff Letter”), relating to the above-referenced Form 10-K, Form 10-Q and DEF 14A filed by the Company. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

Comment 1: For each of the projects discussed on pages 9 through 14, please provide us proposed draft disclosure for your amendment that discloses the following information:

•	The costs incurred during each period presented and to date on the project; and

U.S. Securities and Exchange Commission

October 15, 2010

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

RESPONSE: We do not maintain research and development costs by project for each of the projects discussed on pages 9 through 14 of our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). However, we do maintain research and development costs for (i) the Qutenza program in aggregate (but not segregated by indication), (ii) the NGX-1998 program, and (iii) the combined Acetaminophen Prodrug program and Opioid Prodrug program. Our management does not maintain and evaluate research and development costs by specific indication within the Qutenza program due to the difficulties in allocating such costs to specific indications.

Accordingly, we propose to modify the fourth paragraph under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in the Form 10-K to read as set forth below:

“In the years ended December 31, 2009, 2008 and 2007, our external research and development costs totaled $3.8 million, $6.9 million and $16.7 million, respectively, and of these amounts:

•	$3.6 million (96%), $5.8 million (84%), and $15.4 million (92%) respectively, were incurred in programs related to Qutenza,

•	$130,000 ( 4%), $609,000 ( 9%), and $976,000 ( 6%) respectively, were incurred in the NGX-1998 program, and

•	$6,000 (<1%), $502,000 ( 7%), and $388,000 ( 2%) respectively, were incurred in the combined Acetaminophen Prodrug and Opioid Prodrug program.

We commence tracking the separate, external costs of a project when we determine that a project has a reasonable chance of entering clinical development. We do not maintain and evaluate research and development costs by specific therapeutic indications within a program due to the difficulties in allocating such costs to specific indications. We use our internal research and development resources across several projects and many resources may not be attributable to specific projects or indications. However, to the extent possible, we account for our internal research and development costs on a project-by-project basis. Over time, we believe that our internal costs are expended on our development projects generally in proportion to our external development costs for such project relative to total external development costs.”

U.S. Securities and Exchange Commission

October 15, 2010

We discuss the risks and uncertainties associated with completing the development on schedule in detail in the fifth paragraph under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and in “Item 1 A. Risk Factors” of the Form 10-K, and specifically under the Risk Factors labeled:

“Our “fast track” designation for development of Qutenza for management of pain associated with HIV-associated neuropathy may not actually lead to a faster development or regulatory review or approval process.”

“Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.”

“We rely on third parties to conduct our non-clinical studies and clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for our product candidates.”

In addition, the consequences to operations, financial position and liquidity if a project is not timely completed are discussed in the Risk Factors in the Form 10-K labeled:

“Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate revenues.”

“Even though certain of our clinical trials for Qutenza have met their primary endpoints, certain other studies have not met their primary endpoints and, our clinical trials for other indications, if we or our collaborator decide to conduct them, may not succeed, which would adversely impact our long term success.”

Accordingly, we propose to amend the fifth paragraph under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in the Form 10-K to add the following sentence at the end of such paragraph:

“If we do not obtain regulatory approval for NGX-1998 or our other product candidates, or for additional indications for Qutenza, our ability to achieve additional revenue, our operating results, and our financial position will be adversely affected.”

U.S. Securities and Exchange Commission

October 15, 2010

COMMENT 2: We note from your disclosure that the two Qutenza Phase III HIV-DSP studies you conducted produced conflicting results. Please provide draft disclosure for your amendment which explains whether you intend to do a third study or not pursue the approval of Qutenza for this indication in the future. Please also discuss the nature of any meetings discussions you have had with the FDA concerning your plans.

RESPONSE: As of the date of the Form 10-K, we were in the process of evaluating our strategy with respect to whether to continue to pursue the HIV-DSP indication for Qutenza. We have met with the FDA in October of this year concerning potential pathways for approval of Qutenza in this indication. We intend to continue our evaluation of pursuing the approval of Qutenza for such indication in light of the discussions we had with the FDA.

Accordingly, we propose to amend the paragraph “Business – Our Strategy – Obtain broader market access through expansion of approved indications” in the Form 10-K substantially as follows:

“Obtain broader market access through expansion of approved indications. We plan to continue to develop our capsaicin-based product candidates to address indications beyond currently labeled indications. Such development may be carried out through further development of Qutenza or through development of NGX-1998 and may include development efforts conducted by us, or in conjunction with development efforts by Astellas. To date, we have conducted two Phase 3 studies of Qutenza in HIV-DSP, one of which met its primary endpoint. In addition, we have conducted a Phase 2 open-label study of Qutenza that included patients with PDN. In the United States, we believe that the FDA requires that we conduct two positive Phase 3 studies for each neuropathic pain indication for which we are seeking approval. Therefore, label expansion of Qutenza in the United States could require at least one additional successful Phase 3 study in HIV-DSP and potentially two successful Phase 3 studies in PDN. We have not determined whether we will pursue additional clinical trials of Qutenza in HIV-DSP. We intend to seek guidance from the FDA with regard to the potential approval of Qutenza for the treatment of pain associated with HIV-DSP and what additional clinical trials may be required, if any. Based upon such information, we intend to ascertain the advisability of proceeding with the development of Qutenza in such indication. In Europe, label expansion could require only one safety and efficacy study in PDN. Under the Astellas Agreement, Astellas will conduct and pay for development work required in support of regulatory requirements in the Astellas Territory, including EMEA post market commitments. NGX-1998, a liquid formulation which uses the same active ingredient as in Qutenza, is also being developed for the treatment of neuropathic pain conditions and may be developed to address indications beyond Qutenza’s currently labeled indications.”

U.S. Securities and Exchange Commission

October 15, 2010

Patents and Proprietary Rights, page 14

COMMENT 3: Please provide draft disclosure for your amendment which includes:

•	Identification of all of your material patents;

•	The products or technologies to which the patents relate;

•	The related expiration dates and jurisdictions that issued them;

•	Whether each patent is owned or in-licensed; and

•

If the patent is licensed, please identify from whom you license the patent and disclose the jurisdictions and time period applicable to your rights under the license in addition to the jurisdiction and expiration date of the underlying patent.

RESPONSE: We believe that our material patents are comprised of the U.S. device and method patent, and corresponding foreign patents, that we license from the University of California pursuant to an Exclusive License Agreement, and the group of patents and patent applications relating to the composition and manufacture of Qutenza that we license from LTS Lohmann Therapie-Systeme AG pursuant to a Commercial Supply and License Agreement. We do not consider the remaining patents and patent applications described in the Form 10-K, such as those relating to NGX-1998 and our Acetaminophen Prodrug program and Opioid Prodrug program, to be material to our business as we do not derive any revenue from the product candidates they relate to, which are all at very early stages of development with unascertainable commercialization prospects.

In accordance with the foregoing, we propose to replace the first four paragraphs of the disclosure under the section entitled “Business – Patents and Proprietary Rights” with substantially the following:

“Patents and Proprietary Rights

Our success will depend in part on our ability to protect Qutenza and future products and product candidates by obtaining and maintaining a strong proprietary position both in the United States and in other countries. To develop and maintain our proprietary position, we will rely on patent protection, regulatory protection, trade secrets, know-how, continuing technological innovations and licensing opportunities.

U.S. Securities and Exchange Commission

October 15, 2010

The commercial success of Qutenza depends, in part, on a device patent granted in the United States, and corresponding patents granted in certain European Union countries, Canada and Hong Kong. These device patents cover the use of a prescription strength-capsaicin dermal delivery system for the treatment of neuropathic pain. The U.S. device patent expires in December 2017 (although we have applied for patent restoration due to certain regulatory delay in the application process, which, if granted would extend the expiration date), with the corresponding patents outside the United States expiring at approximately the same time. We exclusively license these patents on a worldwide basis from the University of California. We do not currently own, and do not have rights under this license agreement, to any issued patents that cover Qutenza other than in the United States, certain European Union countries, Canada, and Hong Kong.

In addition, we licensed a method patent granted in the United States from the University of California covering the use of prescription strength capsaicin delivery for the treatment of neuropathic pain. This patent expires in December 2016. Although our rights under the license agreement are worldwide, there are no corresponding granted patents or patent applications relating to this patent outside the United States. Two of the three inventors named in the method patent did not assign their patent rights to the University of California. As a result, our rights under this patent are non-exclusive. Anesiva, Inc., or Anesiva, a company also focused on the development and commercialization of treatments for pain, has licensed the right to use the technology under the method patent from one of the non-assigning inventors. Anesiva has recently filed for bankruptcy and is in the process of liquidation. There can be no assurances that other entities will not obtain rights to use the technology under the method patent through this liquidation process or through direct license from the other inventors. If other entities license the right to use this patent, we may face more products competitive with Qutenza and our business will suffer.

Under the terms of our license agreement with the University of California, we are required to pay royalties on net sales of the licensed product up to a maximum of $1.0 million per annum as well as a percentage of upfront and milestone payments resulting from the sublicense of our rights under the agreement. As a result of the Astellas Agreement, in February 2010 we paid a sublicense fee totaling $1.2 million to the University of California. In addition, we are also required to make three annual cash payments in an aggregate amount of $12,000. The last of these payments is expected to be paid in 2010. Such agreement terminates on a country by country basis as to products covered by it on the date that such products are not covered by a claim of either an unexpired patent or a patent application that has been outstanding less than 10 years from its filing date.

We currently license the rights from LTS to three pending U.S. patent applications, patents granted in certain European Union countries and pending patent applications in certain European Union countries, Canada and more than 10 other foreign countries, each filed and prosecuted by LTS. These patents and patent applications contain claims covering the composition and manufacture of microreservoir patches, which includes the type of patch used in Qutenza. We license the rights to these patents and patent applications on a worldwide basis under a January 2007 exclusive commercial supply and license agreement with LTS, which is subject to certain purchase and other obligations. The first of the issued patents licensed under the commercial supply and license agreement expires in June 2020, with the last expiration date among such patents being September 2025. During 2009, as a result of achieving marketing approval for Qutenza, we made a one time milestone payment to LTS of approximately $0.1 million. The term of the commercial supply and license agreement extends until January 2020 and automatically renews for additional two year terms, unless terminated by either party with two years prior written notice.

U.S. Securities and Exchange Commission

October 15, 2010

We have also filed several patent applications in the United States, European Union, and certain other countries relating to kits, methods and formulations to remove residual capsaicin left on the skin after a topical application of capsaicin, as well as a number of patent applications which deal with differing formulations and delivery models of capsaicin at varying concentrations, including an application that supports our NGX-1998 program. We have also filed patent applications related to our acetaminophen prodrugs and opioid prodrug platform which contain both composition and method claims. We have also licensed an issued patent which we believe to be relevant to our opioid prodrug platform.”

Form 10-Q for the quarter ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Product Revenue, page 5

COMMENT 4: Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q to your revenue recognition policy to clarify why you recognize Qutenza product revenue when it is shipped by your customer to physicians for administration to patients. In this regard, it is unclear whether the physician can return the product to your customer if they do not administer it to patients. If physicians can return the product, please substantiate to us why recognition upon shipment to the physician is appropriate if you cannot reasonably estimate returns. Assuming you can substantiate revenue recognition upon shipment to physicians, please include in your proposed revised disclosure what evidence you are using to determine when your customers have shipped your product to physicians. If this is based on information received from your customers, please tell us how you are validating the information received.

RESPONSE: As a result of our limited experience with product returns, we are recognizing revenue on sales of our product, Qutenza, to our customers (specialty pharmacies and distributors) upon the later of (i) customers’ sales to the end-user (physicians or hospitals) and (ii) the date of cash collection. Product returns of Qutenza by end-users to our customers are governed by the terms of agreements between our customers and end-users. Qutenza is purchased by physicians and hospitals from our customers in small quantities and for very near term use on identified patients. We designed our distribution channel to enable rapid delivery to support the purchasing model being utilized by the physicians and, thus, we expect that the probability of product returns from end users to our customers is and will remain low. To validate this expectation, we review daily product movements as reported to us by our customers. In addition, our field staff is in direct contact with ordering physicians and institutions and receives feedback regarding purchasing patterns, which we monitor as part of our overall evaluation of risk of product return. Furthermore, we employ a series of validation procedures, which include reorder analysis, and specific account inquiry to further validate that products sold through to physicians are being used in a timely way after receipt by the physician or institution. These procedures, together with data from our distribution channel, will enable us to accumulate data on product returns to allow us to estimate a returns reserve in the future. Since the launch of Qutenza, we have not noted any such product returns, other than product damaged in shipment. Our decision to recognize revenue on the later of (i) the date the product is shipped by our customer to a physician and (ii) the date of cash collection is based on the fact that our customers are only eligible to return product to us in the event the product was damaged, shipped in error or its shelf life was expired or short-dated, regardless of whether the product is returned to them by the end-user. Matters relating to the cash collection component of our revenue recognition policy are discussed in our response below to Comment 5.

U.S. Securities and Exchange Commission

October 15, 2010

We are using data received directly from our six customers as to when and to whom they ship our products.

We are validating the customer shipment data by:

•	Reviewing individual shipments to see if the quantities are consistent with our expectations that physicians will generally order small quantities,

•	Reviewing shipments to identify re-ordering practices and trends, and

•	Reconciling quarter ending inventory on hand at our customers.

The quarter end reconciliation utilizes data on the quantities we shipped to our customer and the customers’ selling data provided to us to calculate an ending inventory level. This internally calculated number is reconciled to an ending inventory confirmation prepared by our customer and provided to us.

Accordingly, we propose to use substantially the disclosure set forth in our response to Comment 5 below for “Note 2. Summary of Significant Accounting Policies – Product Revenue” in future periodic report filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (“Next 10-Q”).

U.S. Securities and Exchange Commission

October 15, 2010

COMMENT 5: Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q disclose the term of the “launch phase” to the extent you are providing extended payment terms to your customers and are recognizing revenue only upon collection.

RESPONSE: When we launched Qutenza in April 2010, we established payment terms at 120 days pursuant to agreements with our distributors. We currently expect these payment terms to remain in effect for the initial term of our distribution agreements (one year), after which we plan to reassess payment terms based on market feedback and current industry practice for products similar to Qutenza. We currently anticipate that after our reassessments in 2011, our payment terms will be in the range of 90 to 120 days for our distributors.

We do not currently have a history of these payments terms with our customers and thus will recognize revenue at the later of our customer selling the product to a physician or cash collection. We plan to reevaluate our revenue recognition practice at such time as we have sufficient data to evaluate our ability to collect under these payment terms.

In accordance with the foregoing, we propose to use substantially the following disclosure for “Note 2. Summary of Significant Accounting Policies – Product revenue” in future periodic report filings with the Commission, beginning with our Next 10-Q:

“Product revenue

In April 2010, the Company made Qutenza commercially available to its specialty distributor and specialty pharmacy customers, in the United States. Under the Company’s agreements with its customers, the customers take title to the product upon shipment and only have the right to return damaged product, product shipped in error and expired or short-dated product. As Qutenza is new to the marketplace, the Company is currently assessing the flow of product through its distribution channel, and cannot currently reasonably estimate returns, and until such time as an estimate of returns can be made the Company is recognizing Qutenza product revenues, and related product costs, at the later of:

•	the time the product is shipped by the customer to physicians, and

•	the date of cash collection.

Physicians are generally ordering Qutenza in small quantities only after they have identified a patient for treatment. The Company believes that revenue recognition upon the later of customer shipment to the end user and the date of cash collection is appropriate until the Company has sufficient data on cash collection and return patterns of its customers. The Company is utilizing shipping data provided by our customers to determine when product is shipped by the customers to physicians and is evaluating ending inventory levels at our customers each month. The Company is performing additional procedures to further analyze shipments made by our customers to physicians and the risk of product returns.

U.S. Securities and Exchange Commission

October 15, 2010

The Company has established terms pursuant to distribution agreements with its customers providing for payment within 120 days of the date of shipment. Such distribution agreements generally have a term of one year.

Upon expiration of the existing distributor agreements, the Company will evaluate such payment terms.

The application of the above revenue recognition policy resulted in the recognition of $X from total sales of $Y for the three and nine month periods ended September 30, 2010. At September 30, 2010, net deferred product revenues totaled $Z which is reported net of associated deferred cost of goods sold of $ZZ.”

Revenue from Astellas Agreement, page 5

COMMENT 6: You state that the Astellas upfront license fee and option payments are accounted for as a single unit of account. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q your accounting policy on how you are accounting for the other elements of the arrangement (i.e. milestones, royalties, etc).

RESPONSE: We have not previously disclosed the accounting for the royalty and milestone elements of the arrangement with Astellas because no recognition of revenue under these elements has occurred. We will report royalties from Astellas in the quarter ended September 30, 2010 and the related disclosure in the Next 10-Q. Based on your comment, we will expand that disclosure to include the possibility of milestone payments and the related accounting. In accordance with the foregoing, we propose to use substantially the following disclosure for “Note 2. Summary of Significant Accounting Policies – Revenue from Astellas Agreement” in future periodic report filings with the Commission, beginning with our Next 10-Q:

“Revenue from Astellas Agreement

In June 2009, NeurogesX entered into the Astellas Agreement which provides for an exclusive license by the Company to Astellas for the promotion, distribution and marketing of Qutenza in the Licensed Territory, an option to license NGX-1998, a product candidate that is a non-patch liquid formulation of capsaicin, in the Licensed Territory, participation on a joint steering committee and, through a related supply agreement entered into with Astellas (the “Supply Agreement”), supply of product until direct supply arrangements between Astellas and third party manufacturers are established, which the Company anticipates may be within 18 to 24 months from the execution of the Astellas Agreement. Revenue under this arrangement includes upfront non-refundable fees and may also include additional option payments for the development of and license to NGX-1998, milestone payments upon achievement of certain product sales levels and royalties on product sales.

U.S. Securities and Exchange Commission

October 15, 2010

The Company analyzes multiple element arrangements, such as the Astellas Agreement, to determine whether the various performance obligations, or elements, can be separated or whether they must be accounted for as a single unit of accounting. The determination of whether an element can be separated or accounted for as a single unit of accounting is based on the availability of evidence with regard to standalone value of each delivered element. If the fair value of all undelivered performance obligations can be determined, then all obligations would then be accounted for separately as performed. If any delivered element is considered to either: 1) not have standalone value or 2) have standalone value but the fair value of any of the undelivered performance obligations are not determinable, then any delivered elements of the arrangement would be accounted for as a single unit of accounting and the multiple elements would be grouped and recognized as revenue over the longest estimated performance obligation period.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the performance obligations are estimated to be completed. In addition, if the Company is involved in a joint steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, an assessment is made as to whether the involvement in the steering committee constitutes a performance obligation or a right to participate.

Revenue recognition of non-refundable upfront license fees commences when there is a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and there are no further performance obligations under the license agreement.

The Company views the Astellas Agreement and related agreements, as a multiple element arrangement with the key deliverables consisting of an exclusive license to Qutenza in the Licensed Territory, an obligation to conduct certain development activities associated with NGX-1998, participation on a joint steering committee and supply of Qutenza components to Astellas until such time that Astellas can establish a direct supply relationship with product vendors. Because not all of these elements have both standalone value and objective and reliable evidence of fair value, the Company is accounting for such elements as a single unit of accounting. Further, the agreement provides for the Company’s mandatory participation in a joint steering committee, which the Company believes represents a substantive performance obligation and also the estimated last delivered element under the Astellas Agreement and related agreements. Therefore, the Company is recognizing revenue associated with upfront payments and license fees ratably over the term of the joint steering committee performance obligation. The Company estimates this performance obligation will be delivered ratably through June 2016.

U.S. Securities and Exchange Commission

October 15, 2010

At the inception of the Astellas Agreement, the upfront license fees were subject to a refund right, which expired upon transfer of the Company’s MA for Qutenza in the European Union to Astellas. In September 2009, the transfer of the MA to Astellas was completed and, therefore, the upfront license fees became non-refundable and revenue recognition of the upfront license fees commenced.

In the accompanying financial statements, Collaborative revenue represents revenue associated with the Astellas Agreement and related agreements. Deferred collaborative revenue arises from the excess of cash received or receivable over cumulative revenue recognized for the period.

Under the terms of the Astellas Agreement, the Company earns royalties based on each sale of Qutenza into the Licensed Territory. The royalty rate is tiered based on the level of sales achieved. These royalties are considered contingent consideration as there is no remaining contract performance obligation of the Company and, therefore, the royalties are excluded from the single unit of accounting discussed above. The Company reports royalty revenue based upon Astellas’ reported net sales of Qutenza in the Licensed Territory. The Company recognizes royalty revenue from Astellas on a quarter lag basis due to the timing of Astellas reporting such royalties to the Company.

Additionally, the Company can earn milestone payments from Astellas if Astellas achieves certain sales levels as outlined in the Astellas Agreement. As these payments are contingent on Astellas’ performance, they are excluded from the single unit of accounting discussed above. The milestones will be recorded as revenue when earned as there is no remaining contract performance obligation of the Company.”

Management’s Discussion and Analysis of Financial Condition Results of Operations Comparison of the Three Months Ended June 30, 2010 and 2009, page 21

COMMENT 7: Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q to quantify the impact on cost of goods sold and gross margin of expensing manufacturing costs of Qutenza prior to regulatory approval. Please also include the extent of inventory you carry at zero or reduced cost resulting from expensing manufacturing costs prior to regulatory approval and when you expect this inventory to be shipped and recognized.

U.S. Securities and Exchange Commission

October 15, 2010

RESPONSE: During the second quarter of 2010 and for at least through the first quarter of 2011, the Company is selling product that contains components that were manufactured prior to regulatory approval and thus is not carrying a full cost basis because these components were expensed to research and development expense in the period during which they were manufactured, consistent with the Company’s policy of expensing inventory related materials prior to regulatory approval of Qutenza. We did not disclose the impact to cost of goods sold and gross margin in the June 30, 2010 Form 10-Q as we believe the impact is immaterial. The reported cost of good sold for the quarter ended June 30, 2010 was $45,000. If the cost of good sold for product sold in the quarter reflected the full cost, the cost of goods sold would have been $340 higher.

The reported inventory at June 30, 2010 was carried at a reduced cost by $170,000 due to costs which were expensed prior to regulatory approval.

In accordance with the foregoing, we propose to add the following sentence to the end of each paragraph set forth in the period comparison subsections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” relating to cost of goods sold in future periodic report filings with the Commission, beginning with our Next 10-Q:

“We believe that the effect on cost of goods sold of pre-approval expensing of such manufacturing costs is immaterial as compared to what cost of goods sold would have been if such costs were expensed in the period that the product was sold.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

COMMENT 8: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: We respectfully inform the Staff that we did not include disclosure in response to Item 402(s) of Regulation S-K as we concluded that risks arising from our compensation practices and policies for our employees are not reasonably likely to have a material adverse effect on our business.

U.S. Securities and Exchange Commission

October 15, 2010

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, management conducted a review of our compensation policies and practices, including each of our respective compensation components (base salary, annual cash bonuses and equity compensation), to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. In the course of such review, we noted the following:

•

Our base salaries are annually reviewed with a view toward external market norms evidenced by our peer companies’ policies and practices, as well as a view toward performance over the previous year with respect to corporate objectives that are designed to promote our long term prospects (regulatory approvals that enable us to engage in commercialization efforts and obtain commercial revenues, and maintenance of cash and other resources to maintain operations).

•

Our annual bonus plan for named executive officers is based entirely upon corporate objectives designed to promote our long term prospects of becoming a fully integrated drug research, development and commercialization enterprise. In addition, our corporate objectives related to financial resources are focused on preserving our cash and operating our business at or under budget, and do not involve financial metrics that would be readily subject to manipulation or that would promote activities that could inflate current bonus payouts at the expense of our future prospects.

•

Our equity compensation policies are designed to align the interests of our employees with our stockholders by promoting a focus on long-term value creation. As a result, equity awards are generally only granted with vesting terms that either provide incentive to reach specific corporate milestones that support our long-term strategy (such as obtaining regulatory approval or entering into commercial partnership agreements) or that require employees to remain service providers to the Company for long periods of time prior to being able to fully exercise such equity grants.

Therefore, after due consideration, we concluded that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on our business.

COMMENT 9: Please provide draft disclosure to be included in your next annual meeting proxy statement that discloses whether the Board of Directors considers diversity, and if so how, in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K.

RESPONSE: We propose to revise the second paragraph (up to the qualification table) of the section entitled “Directors and Executive Officers – Director Nominations and Qualifications” in our Definitive Proxy on Schedule 14A for our 2011 annual meeting of stockholders to read substantially as follows:

U.S. Securities and Exchange Commission

October 15, 2010

“The Nominating and Governance Committee assists the Board of Directors in identifying qualified persons to serve as directors of the Company. The Board of Directors, along with the Nominating and Corporate Governance Committee, utilizes its own resources to identify qualified candidates to join the Board of Directors and has used an executive recruiting firm to assist in the identification and evaluation of qualified candidates. For these services, an executive recruiting firm would be paid a fee. The Nominating and Corporate Governance Committee evaluates all proposed director nominees, evaluates incumbent directors before recommending re-nomination, and recommends all approved candidates to the Board of Directors for appointment or nomination to Company stockholders. The Nominating and Corporate Governance Committee selects as candidates to the Board of Directors for appointment or nomination individuals of high personal and professional integrity and ability who can contribute to the Board of Directors’ effectiveness in serving the interests of the Company’s stockholders. Director nominees are expected to have considerable management experience that would be relevant to our current and expected future business directions, a track record of accomplishment and a commitment to ethical business practices. While the Nominating and Corporate Governance Committee does not have a specific policy with respect to the diversity of the Board of Directors, such committee does take into account, through the above described resources and processes, the diversity of the Board of Directors when recommending nominees to serve as directors. The particular experience, qualification or skills of each member of the Board of Directors that led the Nominating and Corporate Governance Committee to conclude that such director should serve on the Board of Directors are:”

Benchmarking of Elements of Compensation, page 22

COMMENT 10: Please disclose in your amendment each of the third party compensation surveys you consulted to determine appropriate compensation levels.

RESPONSE: For compensation decisions made in 2009 and 2010, the only third-party compensation surveys consulted were the Radford Surveys. As a result, we propose amending our Form 10-K to modify the last paragraph of “Overview of Compensation Program – Benchmarking of Elements of Compensation” in our Compensation Discussion and Analysis as follows:

“The Company purchases, or otherwise acquires, and reviews executive compensation surveys of companies in the life science and high technology industries in the San Francisco Bay Area in determining appropriate compensation levels for the Company’s employees, however, the only such surveys acquired for 2009 and 2010 compensation determinations were the Radford Surveys prepared in 2008 and 2009, respectively (referred to as the “Radford Surveys”). The Committee intends to continue the Company’s practice of engaging executive compensation consultants from time to time to aid in compensation related evaluations.”

U.S. Securities and Exchange Commission

October 15, 2010

Base Compensation, page 24

COMMENT 11: Please provide draft disclosure for your amendment which discusses each of the factors considered, for each named executive officer, by the Compensation Committee in determining the amount of the salary increases awarded to the named executive officers effective January 1, 2010.

RESPONSE: In response to the Staff’s comment, we propose amending our Form 10-K to modify the section entitled “Compensation Components – Base Compensation” in our Compensation Discussion and Analysis as follows:

“Base Compensation.

Generally, the Committee believes that base salaries should be market driven, competitive to the San Francisco Bay Area marketplace and appropriately benchmarked, as described above, based on each executives experience, level and scope of responsibilities. The Committee targets base compensation near the 50th percentile of the data derived from analysis of benchmarks, with specific emphasis on companies headquartered in the San Francisco Bay Area. The Committee sets this level to ensure that the Company is competitive in its immediate job market, which the Committee believes helps to minimize potential competitive disadvantage and supports overall goals of recruitment and retention. Base salaries are generally reviewed annually, and the Committee seeks to set a Company wide salary adjustment target percentage in line with general increases in the market, which the Committee believes has recently been in the 3% to 4% per year range. This target amount is also used to determine an overall salary increase budget for employees across the Company. The final determination of the actual salary increase for each individual is based upon, for the Chief Executive Officer, the Company’s performance and in addition, for other employees, the results of performance reviews, responsibility and experience and potential alignment of each individual’s salary in light of market data for similarly situated positions in similar companies.

Salary increases awarded to named executive officers effective January 1, 2009 were based upon performance of each of the named executive officers in 2008 and on competitive data from third party sources. The base salaries effective January 1, 2009 after the increases were as follows:

•	Anthony A. DiTonno, President and Chief Executive Officer, $348,427,

•	Stephen F. Ghiglieri, Chief Financial Officer, $310,000,

•	Jeffrey K. Tobias, M.D. Chief Medical Officer, $332,100,

U.S. Securities and Exchange Commission

October 15, 2010

•	Michael E. Markels, Vice President, Commercial Operations and Business Development, $260,000, and

•	Susan P. Rinne, Regulatory Affairs, $262,500.

Salary increases awarded to named executive officers effective January 1, 2010 were based upon achievement of corporate objectives in 2009, additional roles and increased responsibilities for certain named executive officers, significant performance in certain areas of responsibility, and market comparisons of salary levels for the San Francisco Bay Area life science industry. The Committee noted that the Company had out-performed the Committee’s expectations on 2009 corporate objectives and that salary increases should therefore provide a financial reward above the 3% to 4% average annual salary increases reflected in the marketplace based on a high level of achievement. The 2010 salary increases as a percentage of 2009 base salary, and the additional considerations of the Committee for each named executive officer, were as follows:

•

Anthony A. DiTonno, President, Chief Executive Officer, received a 22.0% increase. The increase reflected Mr. DiTonno’s overall responsibility for the high level of achievement of the Company in 2009, and his management of the Company’s successful efforts to enable commercialization of Qutenza. It was also noted that Mr. DiTonno’s responsibilities for the Company would increase as a result of the shift of the Company’s operations from research and development to commercialization.

•

Stephen F. Ghiglieri, Executive Vice President, Chief Operating Officer, Chief Financial Officer, received a 9.7% increase. The increase reflected Mr. Ghiglieri’s undertaking expanded responsibilities in 2009, and his significant role in establishing the Company’s commercial partnership with Astellas and managing the Company’s operations under budget and utilizing lower than expected cash resources.

•

Jeffrey K. Tobias, M.D., Executive Vice President, Research and Development, Chief Medical Officer, received an 8.4% increase. The increase reflected Mr. Tobias’ undertaking expanded responsibilities in 2009 and his leadership role in obtaining marketing approval for Qutenza in the United States and the European Union.

•

Michael E. Markels, Senior Vice President, Commercial and Business Development, received a 9.6% increase. The increase reflected the significant increase of Mr. Markel’s expected responsibilities as the Company ramped up post-approval commercialization efforts for Qutenza, and Mr. Markels significant role in establishing the Company’s commercial partnership with Astellas.

U.S. Securities and Exchange Commission

October 15, 2010

•

Susan P. Rinne, Vice President, Regulatory Affairs, received a 6.0% increase. The increased reflected Ms. Rinne’s instrumental role in obtaining marketing approval for Qutenza in the United States and the European Union.

The Committee otherwise targeted an approximate overall 4% salary increase for 2010 base salaries for all employees which it believes, based upon a review of the benchmarking data, was representative of overall increases in the Company’s local market.”

Bonus Compensation, page 25

COMMENT 12: Please provide draft disclosure for your amendment which includes:

•

The individual and corporate performance goals applicable to each named executive officer and used to determine their annual bonuses and how each goal was weighted, if applicable. To the extent that any of the performance goals were quantitative, your disclosure should also be quantitative.

•	The threshold, target, and maximum levels of achievement of each performance goal, if applicable.

•	The intended relationship between the level of achievement of corporate and individual performance goals and the amount of bonus to be awarded.

•

The evaluation by the Committee of the level of achievement by each named executive officer of each of the corporate and individual performance goals applicable to them in determining that the executives “significantly exceeded” expectations.

•	How the Committee determines the amount of the bonus to be paid in cash and the amount to be paid in equity.

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

U.S. Securities and Exchange Commission

October 15, 2010

RESPONSE: In response to the Staff’s comment, we propose amending our Form 10-K to modify the section entitled “Compensation Components – Bonus Compensation” in our Compensation Discussion and Analysis as follows:

“Bonus Compensation.

The Company also rewards individual as well as corporate performance through the implementation of a performance bonus plan. Bonuses are paid to employees based on attainment of specific corporate goals which are established in consultation with the Committee, such as achievement of financial, operational, clinical, regulatory milestones, corporate partnering goals and adherence to operating budgets, as well as individual goals agreed to in advance with the employee’s manager. Individual goals are designed to support the attainment of the specified corporate goals.

In conjunction with the review performed by the third party executive compensation consultant that was engaged to assist the Committee, the Committee determined that an annual bonus program is a key feature of the overall compensation programs for public biotechnology companies. In addition to a desire to have compensation programs that are competitive in the market, the Committee believes that the Company’s compensation programs should provide a performance incentive that aligns executives’ and other employees’ interests with those of stockholders. As a result, the Committee has undertaken efforts to create an annual bonus program. In these efforts to date, the Committee has determined the target bonuses for the executives as percentages of base salary. These percentages for the calendar year 2009 were as follows:

•	Anthony A. DiTonno, 50%,

•	Stephen F. Ghiglieri, 25%,

•	Jeffrey K. Tobias, M.D., 25%,

•	Michael E. Markels, 20%, and

•	Susan P. Rinne, 20%.

The Committee also determined the following as the 2009 corporate objectives under the 2009 bonus plan:

•

Obtain a positive EMEA decision on the European Union MAA for Qutenza (without regard to whether a broad or narrow label for Qutenza is recommended for approval) indicating that marketing approval is attainable without significant additional time or investment required.

•	Enter into an agreement with a commercial partner to commercialize Qutenza either in the United States, European Union or worldwide.

U.S. Securities and Exchange Commission

October 15, 2010

•	Obtain from the FDA a complete response letter indicating that marketing approval of Qutenza is attainable without significant additional time or investment required.

•	Retain financial resources to support commercial launch of Qutenza by the Company after FDA approval and meet the Company’s cash needs for the duration of 2010.

•	Carry out Company operations within the Company’s approved budget for 2009.

Each of the five corporate objectives was given a weight of 20% for evaluation of achievement for bonus determination purposes. The Committee did not establish any quantitative criteria with respect to achievement of the 2009 corporate objectives and there were no individual performance goals established for named executive officers under the 2009 bonus plan. All bonus determinations for named executive officers were expected to be made on the basis of overall achievement of corporate objectives as determined by the Committee.

In January 2010, the Committee evaluated the Company’s progress against 2009 corporate objectives and recommended to the Board of Directors the establishment of a bonus pool. Based upon the committee’s evaluation of the attainment of corporate objectives, while noting that the Chief Executive Officer and named executive officers had all significantly contributed to the attainment of those objectives, the Committee recommended to the Board of Directors the amount of bonus to be paid to the Chief Executive Officer and each of the other named executive officers. In its evaluation of 2009 corporate objective achievement, the Committee noted that the Company’s performance significantly exceeded the original expectations set forth in four of the corporate objectives listed above as follows:

•

The Company received marketing approval for Qutenza from the European Commission in 2009 based on the EMEA’s recommendation, which included a broad label (treatment of peripheral neuropathic pain in non-diabetic adults), with post-approval clinical development funded by the Company’s commercial partner.

•	The Company entered into a commercial partnership with Astellas for commercialization of Qutenza in the European Union and certain other countries.

•	The Company received marketing approval for Qutenza from the FDA for the management of neuropathic pain associated with PHN, without extra post-approval requirements.

•	The Company carried out its operations under budget, with favorable variances both with respect to expenses for 2009 and cash resources remaining at the end of 2009.

For the fifth corporate objective, retention of financial resources to support launch of Qutenza and 2010 cash needs, it was noted that the corporate objective had been fully met.

U.S. Securities and Exchange Commission

October 15, 2010

In recognition of these key accomplishments in 2009, the Committee recommended bonuses of 125% to 150% of the target bonuses identified above, with at least 100% of the target bonus amount paid in cash. Further, based on relative contributions of each of the named executive officers and in the interest of preserving the Company’s cash resources, the Committee recommended that certain of the named executive officers receive the portion of their annual bonus exceeding approximately 100% of their target bonus amount in fully vested stock options. With regard to the stock options granted for the noncash component of the 2009 bonus, the number of shares underlying these stock options was determined by dividing the remaining unpaid cash bonus by the Company’s closing stock price on January 15, 2010, multiplied by a factor of two. The Company’s closing stock price on January 14, 2010, which was also the exercise price of these stock options, was $7.10. Cash bonuses and the number of shares underlying the stock options paid to named executive officers in January 2010 and granted to named executive officers on January 14, 2010, respectively, for 2009 performance were:

•	Anthony A. DiTonno, $183,840 cash payment and 12,291 shares,

•	Stephen F. Ghiglieri, $77,500 cash payment and 5,457 shares,

•	Michael E. Markels, $52,000 cash payment and 3,661 shares,

•	Jeffrey K. Tobias, M.D., $103,781 cash payment, and

•	Susan P. Rinne, $78,750, cash payment.

The option grants set forth above were 100% vested on the date of grant, January 14, 2010.

The Committee also recommended, and the Board of Directors approved, certain corporate objectives as a basis for establishment of the 2010 Bonus Plan as well as target bonus percentages for the named executive officers. The target bonus percentages for Messrs. Ghighlieri and Markels and Dr. Tobias were increased from the prior year amounts in recognition of the increased roles that each such executive had undertaken in their respective areas of responsibility as a result of the Company moving into commercial operations. Target bonus percentages for Mr. DiTonno and Ms. Rinne were considered to be in line with the marketplace and their levels of responsibility and therefore remain unchanged from those in place for the prior year. The percentages for the calendar year 2010 are as follows:

•	Anthony A. DiTonno, 50%,

•	Stephen F. Ghiglieri, 35%,

U.S. Securities and Exchange Commission

October 15, 2010

•	Jeffrey K. Tobias, M.D., 35%,

•	Michael E. Markels, 30%, and

•	Susan P. Rinne, 20%.

The amount of the 2010 target bonus to be paid to the named executive officers will be determined on the basis of achievement of corporate goals in 2010. These goals include certain financial, operational, regulatory, clinical and corporate partnering goals.”

Equity Awards, page 26

COMMENT 13: We note your disclosure that, “[t]he Committee’s equity award determinations are based upon market data such as Radford Surveys.” Please provide draft disclosure for your amendment that discusses the percentile of industry equity compensation the Committee targeted in determining the amounts of equity awards and the other factors considered in determining the amount of the equity awards, including the experience of the members of the Committee and the Board and the recommendations of the Chief Executive Officer.

RESPONSE: In response to the Staff’s comment, we propose amending our Form 10-K to modify the section entitled “Compensation Components – Equity Awards” in our Compensation Discussion and Analysis as follows:

“Equity Awards.

The Committee believes that the Company’s compensation programs should provide the opportunity for wealth creation for the Company’s executives and all employees in a manner that aligns their interests with those of stockholders in the creation of long term value through the Company’s success. The Company utilizes stock options to provide incentives to its named executive officers to help achieve this goal. Because the named executive officers are awarded stock options with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant, these options will be valuable to these named executive officers only if the market price of the Company’s Common Stock increases after the date of grant. The Committee’s equity award determinations are based upon market data such as the Radford Surveys, the experience of members of the Committee and the Board of Directors and (with the exception of the Chief Executive Officer’s equity awards) the recommendations of the Chief Executive Officer with a general goal to maintain option granting and executive equity practices near the 50th percentile of the data derived from analysis of benchmarks, with specific emphasis on such companies headquartered in the San Francisco Bay Area.

U.S. Securities and Exchange Commission

October 15, 2010

All new employees, including the Company’s named executive officers, receive stock option grants when they are hired. The number of shares underlying stock option grants for new hires is intended to be competitive in the Company’s industry and its local market and is used as a recruiting tool as the Committee believes that equity compensation is a significant consideration for employees’ decisions to accept employment offers with the Company, particularly for named executive officers. Typically, stock option grants to new employees vest at the rate of 25% after the first year of service with the remainder vesting ratably over the subsequent 36 months, although some executive new hires in recent years have also contained vesting acceleration provisions related to attainment of key corporate objectives, such as clinical development and regulatory objectives for our product candidates and other operational and business goals. In addition, the Committee generally reviews the Company’s equity compensation programs annually, with a view to ensuring that the Company’s named executive officers and employees continue to have a meaningful stake in the Company’s long term success. To that end, annual stock option grants to named executive officers have in recent years contained two components: a time based vesting component (usually, monthly vesting over 48 months) and a component that vests on the six year anniversary of the grant subject to acceleration of vesting based upon attainment of key corporate objectives, determined as described above. The Committee and the Board of Directors also grant equity awards from time to time for what are considered highly significant corporate achievements. Such awards are generally vested in full on the date of grant. The size of such awards is less subject to benchmarking and other processes noted above than it is to general notions of what the Committee or Board of Directors considers suitable under the circumstances given the importance of the achievement and the contributions of the individuals involved with such achievement. After assessment by the Committee, all option grants are recommended to the Board of Directors for ultimate approval.

Since becoming a public company in May 2007, all stock options granted to named executive officers have an exercise price per share equal to the closing price of the Company’s Common Stock on the date of grant. Prior to becoming a public company, the Board of Directors determined the value of the Company’s Common Stock based upon the consideration of several factors impacting the Company’s valuation including, when available, independently developed contemporaneous valuations of the Company.

In January 2009, the Committee recommended, and the Board of Directors approved, stock option grants to our named executive officers as follows:

•	Anthony A. DiTonno, 50,000 shares,

•	Stephen F. Ghiglieri, 30,000 shares,

•	Jeffrey K. Tobias, M.D., 30,000 shares,

•	Michael E. Markels, 25,000 shares, and

•	Susan P. Rinne, 30,000 shares.

U.S. Securities and Exchange Commission

October 15, 2010

The number of shares underlying such options and vesting terms were determined based upon the Committee’s review of the Company’s achievement of corporate objectives in 2008, a review of equity ownership similarly situated executives in the marketplace (with a view toward maintenance of executive equity ownership at approximately the 50th percentile), a general sense of the marketplace as determined in the discretion of the Committee and the desire of the Committee to provide incentives for management retention and achievement of important corporate objectives. Of these option grants, 50% of the options vest evenly over 48 months and the remaining 50% vest over six years subject to acceleration for attainment of certain regulatory and commercialization objectives for the Company’s product candidates and other operational and business goals.

In January 2009, and in an effort to conserve the Company’s cash resources, the Committee also recommended, and the Board of Directors approved, stock option grants to the named executive officer as 50% of the payment to such officers under the Company’s 2008 cash bonus plan. The individual grants amounts were determined by dividing the unpaid portion of the 2008 cash bonus by the Company’s closing stock price on January 15, 2009, multiplied by a factor of two. The Company’s closing stock price on January 15, 2009 was $1.25. The number of shares granted the named executive officers in connection with the 2008 cash bonus plan were as follows:

•	Anthony A. DiTonno, 80,000 shares,

•	Stephen F. Ghiglieri, 29,520 shares,

•	Jeffrey K. Tobias, M.D., 60,000 shares,

•	Michael E. Markels, 20,000 shares, and

•	Susan P. Rinne, 20,000 shares.

These option grants were fully vested on the date of grant.

In July 2009, the Committee recommended, and the Board of Directors approved, stock option grants to the named executive officers as follows:

•	Anthony A. DiTonno, 35,000 shares,

•	Stephen F. Ghiglieri, 20,000 shares, and

•	Michael E. Markels, 30,000 shares.

U.S. Securities and Exchange Commission

October 15, 2010

These option grants were fully vested on the date of grant, with the amount of such grants based on the Committee’s general discretion, the relative contributions of Messer’s DiTonno, Ghiglieri and Markels in consummating the Astellas Agreement and the importance of the achievement of such objective.

In November 2009, the Board of Directors approved a stock option grant of 25,000 shares to Ms. Rinne to reward her for her relative contribution in connection with the approval of Qutenza by the FDA. This option grant was fully vested on the date of grant.

In December 2009, the Board of Directors approved a stock option grant of 1,000 shares to employees of the Company in general in connection with the approval of Qutenza by the FDA, which included a 1,000 share grant to each of Messrs. DiTonno, Ghiglieri and Markels, Dr. Tobias and Ms. Rinne. These option grants were fully vested on the date of grant.

In January 2010, the Committee recommended, and the Board of Directors approved, stock option grants to the named executive officers as follows:

•	Anthony A. DiTonno, 80,000 shares,

•	Stephen F. Ghiglieri, 60,000 shares,

•	Jeffrey K. Tobias, M.D., 50,000 shares,

•	Michael E. Markels, 30,000 shares, and

•	Susan P. Rinne, 20,000 shares.

These option grants vest evenly over 48 months and the number of shares underlying such options and vesting terms were determined based upon the Committee’s review of the Company’s performance in 2009, a review of equity ownership similarly situated executives among Peer Companies (with a view toward maintenance of executive equity ownership at approximately the 50th percentile), the increased responsibility of Messrs. Ghighlieri and Markels and Dr. Tobias in 2010, a general sense of the marketplace as determined in the discretion of the Committee and the desire of the Committee to provide incentives for management retention.”

U.S. Securities and Exchange Commission

October 15, 2010

Grants of Plan-Based Awards, page 29

COMMENT 14: We note that this table discloses four unique stock option grants that occurred in 2009, but that your Compensation Discussion and Analysis only addresses one grant awarded on January 15, 2009. Please provide draft disclosure for your amendment that discusses each of these grants, the factors considered for each named executive officer in determining to award the grants and the material terms of each grant. Further, please tell us how the grants disclosed in the Grants of Plan-Based Awards Table are used to determine the amounts of the Option Grants listed in the Summary Compensation Table.

RESPONSE: With respect to the relationship between the Grants of Plan-Based Awards table and the Option Grants listed in the Summary Compensation Table, we determine the grant date fair value of the options granted in the fiscal year for each named executive officer utilizing a Black-Scholes valuation model in accordance with the requirements of Financial Accounting Standards Board Codification Topic 718, “Compensation-Stock Compensation.” The value set forth in the Option Grants column of the Summary Compensation Table represents the sum of the full grant date fair values of the option grants listed in the Grants of Plan-Based Awards table for each named executive officer for that year.

In response to the remainder of the Staff’s comment, we propose amending our Form 10-K to modify the section entitled “Compensation Components – Equity Awards” in our Compensation Discussion and Analysis as set forth in our response to Comment 13 above.

*            *             *            *

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 15, 2010

Should you have any further questions or comments, please do not hesitate to contact me at (650) 358-3300.

Sincerely,

NeurogesX, Inc.

/S/ Stephen Ghiglieri

Stephen Ghiglieri

Executive Vice President, Chief Operating

Officer and Chief Financial Officer

cc:	Anthony DiTonno,

President and Chief Executive Officer

NeurogesX, Inc.

Michael O’Donnell, Esq.

Gavin McCraley, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation